FILE NO. 0-25322
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                For June 2, 2003


                        GENSCI REGENERATION SCIENCES INC.
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               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
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                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
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         [Indicate  by check  mark  whether  the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F]


                 Form 20-F        |X|               Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                 Yes              |X|               No                |_|

         Rule 12g-3-2(b) #:  82-2803

                GENSCI ANNOUNCES FIRST QUARTER FINANCIAL RESULTS:
             $7.5 MILLION IN NEW PRODUCT SALES AND POSITIVE INCOME
                                FROM OPERATIONS


IRVINE, CALIFORNIA AND TORONTO, ONTARIO, JUNE 2, 2003 - GenSci Regeneration Sciences Inc. (TSX: GNS), The Orthobiologics Technology Company(TM), today announced financial results for the first quarter ended March 31, 2003 as the Company continues its successful transition following the replacement of its entire product line with three new, improved second-generation product lines.

Revenues for the first quarter in 2003 totaled $8.4 million including over $7.5 million in sales from products not available for sale in the prior year's first quarter, which totaled $9.7 million in 2002.

The Company announced a net loss of $84,410, or $0.00 per share, for the first quarter of 2003, compared to a net loss of $603,102, or $0.01 per share, for the first quarter of 2002. The net losses for both periods included positive income from operations, offset by reorganization costs and additional reserves for litigation. The financial statements do not reflect the recently announced signing of a settlement agreement, which will have the effect of reducing prior reserves for litigation. The decrease in net loss was due primarily to decreased litigation verdict costs and related legal fees. The average rate of exchange for the current quarter was CDN $1.00 to US $0.68.

"We are very gratified by the turn around in our product portfolio and the positive results from operations." said Douglass Watson, President and CEO. "We continue to aggressively pursue our exit from Chapter 11 and look forward to reporting our continuing efforts to develop and deliver quality biologic technologies for musculoskeletal repair and regeneration to improve surgical and clinical outcomes."

Financial statements will be available on www.sedar.com and the Company's web site www.gensciinc.com later today.

GenSci Regeneration Sciences Inc. has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically based products for bone repair and regeneration. Its products can either replace or augment traditional autograft surgical procedures. This permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiaries, the Company designs, manufactures, and markets biotechnology-based surgical products for orthopedics, neurosurgery, and oral maxillofacial surgery.

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the Company's ability to continue operations as a going concern, finalize a legal settlement agreement, emerge from Chapter 11, and successfully launch new products. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the Company's annual report.

                                      # # #

For additional information please visit GenSci's web site:  www.gensciinc.com
                                                            -----------------

Peter Ludlum                                  Louis G. Plourde
Chief Financial Officer                       Investor Relations
GenSci Regeneration Sciences Inc.             GenSci Regeneration Sciences Inc.
(949) 855-7154                                (800) 561-2955
E-mail:  peterl@gensciinc.com                 E-mail:  lplourde@gensci-regen.com
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



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                        GENSCI REGENERATION SCIENCES INC.
                                        ---------------------------------
                                                     (REGISTRANT)


Date: 06-2-03                                        /s/ Peter B. Ludlum
                                                     -------------------
                                                     Peter B. Ludlum
                                                     Chief Financial Officer